SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Page | 1

AMBEV REPORTS 2022 SECOND QUARTER RESULTS[1]

“This quarter marks the first time we sold more than 40 million hectoliters in a 2nd quarter, led by Brazil Beer and Brazil NAB’s performance. Top line momentum continued, growing 19.6% in the quarter, while the bottom line also improved, with EBITDA increasing 17.6% versus last year.” – Jean Jereissati, CEO

Total Volume (organic)

+6.1% vs LY

Volume growth led by Brazil NAB (+16.2%), Brazil Beer (+8.5%) and Latin America South (“LAS”) (+1.5%) supported by the continued return of out of home occasions. Canada and Central America and the Caribbean (“CAC”) volumes declined by 2.9% and 10.5%, respectively.

Net Revenue (organic)

+19.6% vs LY

Driven by volume performance and net revenue per hectoliter (“NR/hl”) growth of 12.7%. Net revenue grew in most of our business units: Brazil NAB +43.3%, LAS[2] +40.4%, Brazil Beer +22.7% and Canada +3.2%, while in CAC it declined by 0.2%.

Normalized EBITDA (organic)

+17.6% vs LY

Growth driven by top line performance, which continues to grow ahead of the bottom line due to commodities headwinds impacting COGS and continued inflationary pressures coupled with additional commercial investments impacting SG&A.

Normalized Profit R$ 3,085.8 million Growth of 4.2% versus R$ 2,962.7 million in 2Q21, driven by EBITDA growth partially offset by higher financial expenses.

Cash flow from operating activities R$ 2,202.2 million Cash flow from operating activities grew 17.5% compared to R$ 1,873.5 million in 2Q21.	ESG This quarter we announced another three carbon neutral plants in Brazil: Arosuco Aromas (in the State of Amazonas), Juatuba (in the State of Minas Gerais), and Curitibana (in the State of Paraná).

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the three-month period ended June 30, 2022, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15).

Page | 2

MANAGEMENT COMMENTS

We continue to meet the moment of reopening across our markets as out of home occasions return

In 2Q22 we delivered over 40 million hectoliters, a record for a second quarter. Despite rising inflation across our markets, our commercial strategy continued to drive our top line performance as the recovery of the out of home occasions continued. Volumes grew 6.1% on a consolidated basis, driven mainly by Brazil, where continued premiumization, a resilient core segment and further developments of our innovations in the core plus brands resulted in 8.5% volume growth in beer, while NAB volumes increased 16.2%, driven by distribution boosted by BEES and a consistent commercial strategy.

Performance in LAS remained in line with previous trends, with volumes growing 1.5%, helped by Bolivia that continues to recover from sequential waves of COVID-19 infections. On the other hand, we remain alert to developments in the macro environment in the region that could negatively impact our business, especially Argentina.

In CAC and Canada, volume performance was negative. In CAC, Dominican Republic was still impacted by glass bottle shortage mostly in April and part of May, while in Panama, besides also dealing with supply issues, we faced a change in short term competitive dynamics. In Canada, despite reopening taking place after the lifting of COVID restrictions, our business was still impacted by a soft industry.

Commodities headwinds remained a factor, leading to an increase of 17.8% in Cash COGS/hl for the quarter. Meanwhile, SG&A grew by 17.7%, mainly impacted by inflationary pressure coupled with higher sales and marketing investments, but partially offset by lower variable compensation accrual. As a result, Normalized EBITDA increased by 17.6%.

In HY22, net revenue was up 19.5%, with volumes up 4.8% and NR/hl growing 14.0%. Normalized EBITDA increased 13.9%. For the full year, we continue to expect top line performance ahead of bottom line recovery, and, following our H1 results, we are more confident in our ability to deliver Normalized EBITDA organic growth ahead of 2021 growth on a consolidated basis, despite short-term challenges and volatility.

Financial highlights - Ambev consolidated	2Q21	2Q22	% As Reported	% Organic	YTD21	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	39,807.6	42,241.8	6.1%	6.1%	83,337.8	87,324.1	4.8%	4.8%
Net revenue	15,711.1	17,989.0	14.5%	19.6%	32,350.9	36,428.1	12.6%	19.5%
Gross profit	7,745.9	8,614.7	11.2%	16.2%	16,440.3	17,639.4	7.3%	14.0%
% Gross margin	49.3%	47.9%	-140 bps	-140 bps	50.8%	48.4%	-240 bps	-230 bps
Normalized EBITDA	5,289.2	5,538.1	4.7%	17.6%	10,616.4	11,061.0	4.2%	13.9%
% Normalized EBITDA margin	33.7%	30.8%	-290 bps	-40 bps	32.8%	30.4%	-240 bps	-130 bps

Profit	2,929.6	3,064.0	4.6%		5,662.9	6,592.9	16.4%
Normalized profit	2,962.7	3,085.8	4.2%		5,724.7	6,637.4	15.9%
EPS (R$/shares)	0.18	0.19	2.9%		0.35	0.41	15.8%
Normalized EPS (R$/shares)	0.19	0.19	0.9%		0.36	0.41	13.7%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Page | 3

As our business continue to evolve, we kept focused on executing and delivering results in each of the five pillars of our strategy:

ESG

During the quarter we announced three new carbon neutral plants in our operations in Brazil: Arosuco Aromas (in the State of Amazonas), Juatuba (in the State of Minas Gerais), and Curitibana (in the State of Paraná). Combined, they will avoid the emission of over 4.8 thousand tons of greenhouse gas (“GHG”) annually, considering our 2017 baseline. They now join the other four previously announced plants, accounting a total of seven carbon neutral breweries, malt plants and vertical operations.

As disclosed last quarter, we are leading a collective effort with more than 165 partners of our supply chain to reduce scope 3 emissions. We conducted a 6-modules training on the subject, covering from the basic concepts of climate change to how to effectively carry out a GHG inventory, with the support from the Brazilian Network of the UN’s Global Compact. The complete training is now available on our training platform Ambev On, which can be accessed by suppliers.

We also continued to develop our social initiatives. In this quarter, we announced in Brazil that we will support our transgender people in changing their names, and will also work with Casa Neon Cunha, an NGO focused on assisting the LGBTQIA+ community, to spread this initiative externally.

In July, as an initiative promoted within our VOA social transformation platform, we joined Gerando Falcões, a Brazilian NGO of social development, to boost volunteer work in the favelas, where our people mentored social leaders that are graduating at Falcons University.

Page | 4

KEY MARKETS PERFORMANCES

Beer Brazil: brands and package strategy coupled with out of home occasions strengthening delivered both top line and bottom line growth, with margin expansion

•	Operating performance: volume grew by 8.5% thanks to our ability to deliver our products in the right packs for the different consumption occasions to our customers and consumers. Net revenue was up by 22.7%, with NR/hl growing 13.1% driven by revenue management strategy. Cash COGS/hl increased by 17.1% (13.6% excluding the sale of non-Ambev products on the marketplace), mostly due to commodities headwinds, partially offset by a better package mix. Normalized EBITDA was up 27.5%, with a margin expansion of 80 bps, having been positively impacted by tax credits (R$ 798.0 million), which were scoped out from our organic performance (further details on page 6). In HY22, volume increased by 5.2%, net revenue was up 18.0%, with a 12.1% NR/hl growth, and Normalized EBITDA grew by 11.1%.
•	Commercial highlights: according to our estimates, we gained market share in the quarter, both versus 2Q21 and sequentially. Our premium brands grew by low twenties, led by Original and Chopp Brahma, the latter of which had its highest volume in a second quarter. Our core brands grew by low-teens, sustaining momentum, and, as to core plus segment, we continued investing in our focus brands Brahma Duplo Malte and Spaten. Our returnable glass bottles strategy continued to strengthen with the recovery of the on-trade channel, with RGB packages growing low twenties versus 2Q21. BEES continued to expand, and over 60% of BEES’ customers also buying in the marketplace. Zé Delivery fulfilled almost 15 million orders and grew GMV by 7% versus 2Q21, while keeping the number of MAU at approximately 4 million despite the on-trade occasions gaining traction.
Beer Brazil[3]	2Q21	Scope	Currency Translation	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	20,225.6	-		1,718.5	21,944.0	8.5%	8.5%

Net revenue	6,449.3	-	-	1,463.6	7,912.9	22.7%	22.7%
Net revenue/hl (R$)	318.9	-	-	41.7	360.6	13.1%	13.1%
COGS	(3,443.6)	-	-	(875.9)	(4,319.5)	25.4%	25.4%
COGS/hl (R$)	(170.3)	-	-	(26.6)	(196.8)	15.6%	15.6%
COGS excl. deprec. & amort.	(3,079.5)	-	-	(831.3)	(3,910.8)	27.0%	27.0%
COGS/hl excl. deprec. & amort. (R$)	(152.3)	-	-	(26.0)	(178.2)	17.1%	17.1%
Gross profit	3,005.7	-	-	587.7	3,593.4	19.6%	19.6%
% Gross margin	46.6%				45.4%	-120 bps	-120 bps
SG&A excl. deprec. & amort.	(2,117.8)	-	-	(328.7)	(2,446.4)	15.5%	15.5%
SG&A deprec. & amort.	(280.6)	-	-	(20.5)	(301.1)	7.3%	7.3%
SG&A total	(2,398.4)	-	-	(349.1)	(2,747.5)	14.6%	14.6%
Other operating income/(expenses)	1,189.6	(250.4)	-	79.1	1,018.3	-14.4%	56.1%
Normalized Operating Profit	1,797.0	(250.4)	-	317.7	1,864.2	3.7%	42.5%
% Normalized Operating margin	27.9%	0.0%	0.0%	0.0%	23.6%	-430 bps	190 bps
Normalized EBITDA	2,441.6	(250.4)	-	382.8	2,574.0	5.4%	27.5%
% Normalized EBITDA margin	37.9%				32.5%	-540 bps	80 bps

Beer Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	41,774.0	-		2,181.4	43,955.4	5.2%	5.2%

Net revenue	13,574.1	-	-	2,439.0	16,013.1	18.0%	18.0%
Net revenue/hl (R$)	324.9	-	-	39.4	364.3	12.1%	12.1%
COGS	(6,845.1)	-	-	(1,666.6)	(8,511.6)	24.3%	24.3%
COGS/hl (R$)	(163.9)	-	-	(29.8)	(193.6)	18.2%	18.2%
COGS excl. deprec. & amort.	(6,145.0)	-	-	(1,564.1)	(7,709.1)	25.5%	25.5%
COGS/hl excl. deprec. & amort. (R$)	(147.1)	-	-	(28.3)	(175.4)	19.2%	19.2%
Gross profit	6,729.0	-	-	772.4	7,501.5	11.5%	11.5%
% Gross margin	49.6%				46.8%	-280 bps	-280 bps
SG&A excl. deprec. & amort.	(4,065.4)	-	-	(600.2)	(4,665.7)	14.8%	14.8%
SG&A deprec. & amort.	(545.8)	-	-	(47.4)	(593.2)	8.7%	8.7%
SG&A total	(4,611.2)	-	-	(647.6)	(5,258.8)	14.0%	14.0%
Other operating income/(expenses)	1,341.9	(172.7)	-	131.2	1,300.4	-3.1%	44.7%
Normalized Operating Profit	3,459.7	(172.7)	-	256.0	3,543.0	2.4%	10.6%
% Normalized Operating margin	25.5%	0.0%	0.0%	0.0%	22.1%	-340 bps	-110 bps
Normalized EBITDA	4,705.5	(172.7)	-	405.9	4,938.7	5.0%	11.1%
% Normalized EBITDA margin	34.7%				30.8%	-390 bps	-150 bps

[3] In 2Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 351.9 (11.2% organic growth) and R$ (170.3) (13.6% organic growth), respectively. In HY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 354.0 (9.7% organic growth) and R$ (165.8) (14.5% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects, and corresponds to the net amount of the tax credits recorded in 2Q21 (R$ 1,048.5) and the tax credits recorded in 2Q22 (R$ 798.0).

Page | 5

NAB Brazil: continued momentum, with strong volume and NR/hl performance, translating into a solid bottom line growth, with margin expansion

•	Operating performance: volume grew over 16%, benefiting from the strengthening of out of home consumption occasions, expanded distribution due to BEES and a consistent commercial strategy. Net revenue was up 43.3%, with NR/hl growing by 23.3%, due to revenue management initiatives coupled with positive mix led by single serve packages and premium brands. Despite commodities headwinds and mix pressuring COGS, as well as higher SG&A expenses, Normalized EBITDA grew by 91.8%, with a 500bps margin expansion versus 2Q21, having been positively impacted by tax credits (R$ 124.1 million), which were scoped out from our organic performance (further details on page 6). In HY22, volume grew by 16.5%, net revenue was up 39.7%, with a 19.9% NR/hl growth, and Normalized EBITDA increased by 39.9%.
•	Commercial highlights: our brands gained market share in the quarter, according to our estimates, with premium, energy drinks and wellness brands once again growing ahead of the total non-alcoholic business volume, mainly through Red Bull, H2OH!, Gatorade and diet/light/zero portfolio. In carbonated soft drinks (CSD), Pepsi brand grew by more than 20% driven by Pepsi Black, which almost doubled its weight within Pepsi brand volume.

NAB Brazil[4]	2Q21	Scope	Currency Translation	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,493.9	-		1,053.2	7,547.1	16.2%	16.2%

Net revenue	1,074.2	-	-	465.3	1,539.4	43.3%	43.3%
Net revenue/hl (R$)	165.4	-	-	38.6	204.0	23.3%	23.3%
COGS	(658.0)	-	-	(289.1)	(947.2)	43.9%	43.9%
COGS/hl (R$)	(101.3)	-	-	(24.2)	(125.5)	23.9%	23.9%
COGS excl. deprec. & amort.	(604.8)	-	-	(289.5)	(894.3)	47.9%	47.9%
COGS/hl excl. deprec. & amort. (R$)	(93.1)	-	-	(25.4)	(118.5)	27.2%	27.2%
Gross profit	416.2	-	-	176.1	592.3	42.3%	42.3%
% Gross margin	38.7%				38.5%	-20 bps	-20 bps
SG&A excl. deprec. & amort.	(341.9)	-	-	(71.8)	(413.7)	21.0%	21.0%
SG&A deprec. & amort.	(28.0)	-	-	(12.8)	(40.9)	45.8%	45.8%
SG&A total	(369.9)	-	-	(84.6)	(454.5)	22.9%	22.9%
Other operating income/(expenses)	200.3	(46.6)	-	40.4	194.1	-3.1%	136.1%
Normalized Operating Profit	246.6	(46.6)	-	131.8	331.8	34.5%	173.6%
% Normalized Operating margin	23.0%	0.0%	0.0%	0.0%	21.6%	-140 bps	640 bps
Normalized EBITDA	327.9	(46.6)	-	144.3	425.6	29.8%	91.8%
% Normalized EBITDA margin	30.5%				27.6%	-290 bps	500 bps

NAB Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	12,976.4	-		2,145.7	15,122.1	16.5%	16.5%

Net revenue	2,174.7	-	-	862.8	3,037.5	39.7%	39.7%
Net revenue/hl (R$)	167.6	-	-	33.3	200.9	19.9%	19.9%
COGS	(1,238.0)	-	-	(615.0)	(1,853.1)	49.7%	49.7%
COGS/hl (R$)	(95.4)	-	-	(27.1)	(122.5)	28.4%	28.4%
COGS excl. deprec. & amort.	(1,137.2)	-	-	(608.3)	(1,745.5)	53.5%	53.5%
COGS/hl excl. deprec. & amort. (R$)	(87.6)	-	-	(27.8)	(115.4)	31.7%	31.7%
Gross profit	936.7	-	-	247.7	1,184.4	26.4%	26.4%
% Gross margin	43.1%				39.0%	-410 bps	-410 bps
SG&A excl. deprec. & amort.	(654.2)	-	-	(116.0)	(770.2)	17.7%	17.7%
SG&A deprec. & amort.	(70.8)	-	-	(8.9)	(79.7)	12.6%	12.6%
SG&A total	(724.9)	-	-	(124.9)	(849.9)	17.2%	17.2%
Other operating income/(expenses)	239.7	(32.9)	-	42.0	248.8	3.8%	61.0%
Normalized Operating Profit	451.4	(32.9)	-	164.9	583.3	29.2%	58.7%
% Normalized Operating margin	20.8%	0.0%	0.0%	0.0%	19.2%	-160 bps	180 bps
Normalized EBITDA	623.0	(32.9)	-	180.5	770.5	23.7%	39.9%
% Normalized EBITDA margin	28.6%				25.4%	-320 bps

[4] The scope change in Brazil NAB refers to tax credits and related effects, and corresponds to the net amount of the tax credits recorded in 2Q21 (R$ 170.7) and the tax credits recorded in 2Q22 (R$ 124.1).

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BRAZIL

Brazil[5]	2Q21	Scope	Currency Translation	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,719.4	-		2,771.7	29,491.1	10.4%	10.4%

Net revenue	7,523.5	-	-	1,928.9	9,452.3	25.6%	25.6%
Net revenue/hl (R$)	281.6	-	-	38.9	320.5	13.8%	13.8%
COGS	(4,101.6)	-	-	(1,165.0)	(5,266.6)	28.4%	28.4%
COGS/hl (R$)	(153.5)	-	-	(25.1)	(178.6)	16.3%	16.3%
COGS excl. deprec. & amort.	(3,684.3)	-	-	(1,120.8)	(4,805.0)	30.4%	30.4%
COGS/hl excl. deprec. & amort. (R$)	(137.9)	-	-	(25.0)	(162.9)	18.2%	18.2%
Gross profit	3,421.9	-	-	763.9	4,185.7	22.3%	22.3%
% Gross margin	45.5%				44.3%	-120 bps	-120 bps
SG&A excl. deprec. & amort.	(2,459.6)	-	-	(400.5)	(2,860.1)	16.3%	16.3%
SG&A deprec. & amort.	(308.6)	-	-	(33.3)	(341.9)	10.8%	10.8%
SG&A total	(2,768.2)	-	-	(433.8)	(3,202.0)	15.7%	15.7%
Other operating income/(expenses)	1,389.9	(297.1)	-	119.5	1,212.4	-12.8%	70.0%
Normalized Operating Profit	2,043.6	(297.1)	-	449.6	2,196.1	7.5%	54.5%
% Normalized Operating margin	27.2%	0.0%	0.0%	0.0%	23.2%	-400 bps	250 bps
Normalized EBITDA	2,769.5	(297.1)	-	527.2	2,999.6	8.3%	34.0%
% Normalized EBITDA margin	36.8%				31.7%	-510 bps	140 bps

Brazil	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	54,750.4	-	-	4,327.1	59,077.5	7.9%	7.9%

Net revenue	15,748.7	-	-	3,301.8	19,050.6	21.0%	21.0%
Net revenue/hl (R$)	287.6	-	-	34.8	322.5	12.1%	12.1%
COGS	(8,083.1)	-	-	(2,281.6)	(10,364.7)	28.2%	28.2%
COGS/hl (R$)	(147.6)	-	-	(27.8)	(175.4)	18.8%	18.8%
COGS excl. deprec. & amort.	(7,282.2)	-	-	(2,172.4)	(9,454.6)	29.8%	29.8%
COGS/hl excl. deprec. & amort. (R$)	(133.0)	-	-	(27.0)	(160.0)	20.3%	20.3%
Gross profit	7,665.7	-	-	1,020.2	8,685.9	13.3%	13.3%
% Gross margin	48.7%				45.6%	-310 bps	-310 bps
SG&A excl. deprec. & amort.	(4,719.6)	-	-	(716.2)	(5,435.8)	15.2%	15.2%
SG&A deprec. & amort.	(616.6)	-	-	(56.3)	(672.9)	9.1%	9.1%
SG&A total	(5,336.1)	-	-	(772.6)	(6,108.7)	14.5%	14.5%
Other operating income/(expenses)	1,581.5	(205.6)	-	173.3	1,549.1	-2.0%	47.8%
Normalized Operating Profit	3,911.1	(205.6)	-	420.9	4,126.3	5.5%	15.6%
% Normalized Operating margin	24.8%	0.0%	0.0%	0.0%	21.7%	-310 bps	-80 bps
Normalized EBITDA	5,328.5	(205.6)	-	586.4	5,709.3	7.1%	14.3%
% Normalized EBITDA margin	33.8%				30.0%	-380 bps	-150 bps

TAX CREDITS

Our 2Q22 results were positively impacted by tax credits of R$ 1,233.7 million, corresponding to a development of the matter related to the 2017 Federal Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the taxable base of the PIS and the COFINS federal taxes, including the issuance of opinions by the Brazilian Federal Revenue Service combined with the General Attorney's Office as to the content and effects of such decision and our specific taxation regime.

Regarding the amount of R$ 1,233.7 million mentioned above, the company recorded a tax credit (before tax effects), of which R$ 922.1 million were recorded in Other Operating Income, as described in our Consolidated Financial Statements Note 19 - Other Operating Income (Expenses), and R$ 311.6 million in Financial Income, as described in Note 21 - Financial Income and Expenses.

Given the nature of the dispute, these tax credits are part of our normalized results from an accounting perspective. However, given the materiality of the credits, and to provide transparency of the underlying performance of our businesses, we removed credits or debits of this nature from the calculation of our organic performance of Normalized EBITDA.

[5] In 2Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 314.1 (12.3% organic growth) and R$ (157.1) (15.4% organic growth), respectively. In HY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 314.8 (10.1% organic growth) and R$ (152.9) (16.5% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects, and corresponds to the net amount of the tax credits recorded in 2Q21 (R$ 1,219.2) and the tax credits recorded in 2Q22 (R$ 922.1).

Page | 7

Central America and the Caribbean (CAC): volume decline driven by supply chain constraints in the Dominican Republic and in Panama coupled with a tougher short-term competitive environment in Panama

•	Operating performance: volume declined by 10.5%, driven mostly by bottle supply chain constraints in the Dominican Republic and in Panama, as well as a tougher short-term competitive dynamics in Panama. Net revenue was down 0.2% as a result of the volume drop, but NR/hl growth remained solid (+11.6%) due to revenue management initiatives coupled with beer mix. Commodities pressure continued and some reduction in SG&A expenses drove Normalized EBITDA to decrease by 4.8%. In HY22, volume declined by 7.8%, net revenue was up 2.0%, with a 10.7% NR/hl growth, and Normalized EBITDA decreased by 0.3%.
•	Commercial highlights: premium and core plus increased weight within Panama and Guatemala, led by Michelob Ultra and Corona. Corona also grew volume in the Dominican Republic, as well as Budweiser and Stella Artois. Marketplace continued to expand in the region, with almost 90% of our BEES customers also buying third-party products in the marketplace.

CAC[6]	2Q21	Scope	Currency Translation	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,399.7	-		(358.5)	3,041.2	-10.5%	-10.5%

Net revenue	2,461.5	-	(233.1)	(4.6)	2,223.9	-9.7%	-0.2%
Net revenue/hl (R$)	724.0	-	(76.6)	83.8	731.2	1.0%	11.6%
COGS	(1,171.2)	-	120.3	(106.3)	(1,157.1)	-1.2%	9.1%
COGS/hl (R$)	(344.5)	-	39.6	(75.5)	(380.5)	10.4%	21.9%
COGS excl. deprec. & amort.	(1,061.2)	-	109.7	(109.8)	(1,061.4)	0.0%	10.4%
COGS/hl excl. deprec. & amort. (R$)	(312.1)	-	36.1	(72.9)	(349.0)	11.8%	23.4%
Gross profit	1,290.4	-	(112.8)	(110.8)	1,066.7	-17.3%	-8.6%
% Gross margin	52.4%				48.0%	-440 bps	-440 bps
SG&A excl. deprec. & amort.	(475.2)	-	40.0	61.4	(373.8)	-21.3%	-12.9%
SG&A deprec. & amort.	(54.9)	-	7.3	(48.3)	(95.9)	74.9%	88.1%
SG&A total	(530.0)	-	47.2	13.1	(469.7)	-11.4%	-2.5%
Other operating income/(expenses)	4.0	-	(1.9)	8.7	10.8	170.8%	nm
Normalized Operating Profit	764.3	-	(67.5)	(89.0)	607.8	-20.5%	-11.6%
% Normalized Operating margin	31.1%	0.0%	0.0%	0.0%	27.3%	-380 bps	-360 bps
Normalized EBITDA	929.1	-	(85.4)	(44.3)	799.5	-14.0%	-4.8%
% Normalized EBITDA margin	37.7%				36.0%	-170 bps	-170 bps

CAC	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,424.4	-		(501.0)	5,923.5	-7.8%	-7.8%

Net revenue	4,621.0	-	(208.0)	93.7	4,506.7	-2.5%	2.0%
Net revenue/hl (R$)	719.3	-	(35.1)	76.6	760.8	5.8%	10.7%
COGS	(2,186.6)	-	109.9	(246.2)	(2,322.9)	6.2%	11.3%
COGS/hl (R$)	(340.4)	-	18.6	(70.3)	(392.2)	15.2%	20.7%
COGS excl. deprec. & amort.	(1,966.1)	-	100.7	(263.5)	(2,128.9)	8.3%	13.4%
COGS/hl excl. deprec. & amort. (R$)	(306.0)	-	17.0	(70.4)	(359.4)	17.4%	23.0%
Gross profit	2,434.4	-	(98.1)	(152.5)	2,183.8	-10.3%	-6.3%
% Gross margin	52.7%				48.5%	-420 bps	-430 bps
SG&A excl. deprec. & amort.	(890.5)	-	37.1	132.7	(720.6)	-19.1%	-14.9%
SG&A deprec. & amort.	(120.1)	-	6.8	(30.0)	(143.3)	19.3%	25.0%
SG&A total	(1,010.6)	-	43.9	102.8	(863.9)	-14.5%	-10.2%
Other operating income/(expenses)	4.0	-	(1.5)	32.4	34.9	nm	nm
Normalized Operating Profit	1,427.9	-	(55.7)	(17.4)	1,354.8	-5.1%	-1.2%
% Normalized Operating margin	30.9%	0.0%	0.0%	0.0%	30.1%	-80 bps	-100 bps
Normalized EBITDA	1,768.4	-	(71.7)	(4.7)	1,692.0	-4.3%	-0.3%
% Normalized EBITDA margin	38.3%				37.5%	-80 bps	-90 bps

[6] In 2Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 692.4 (7.3% organic growth) and R$ (311.8) (16.6% organic growth), respectively. In HY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 717.6 (5.7% organic growth) and R$ (318.2) (14.8% organic growth), respectively.

Page | 8

Latin America South (LAS): strong NR/hl continuing to drive Normalized EBITDA growth

•	Operating performance: volume was up 1.5%, led by Bolivia, with beer industry continuing to recover after COVID-19 impacts. Argentina delivered flattish volumes amid a highly inflationary environment, facing 2Q21 strong comps. Chile and Paraguay faced a slower beer industry in the quarter. NR/hl grew by 38.3% due to revenue management initiatives and brand mix. Normalized EBITDA increased by 44.2%, with a margin expansion versus last year. In HY22, volume was up 2.4%, net revenue grew by 43.0%, with a 39.7% NR/hl growth, and Normalized EBITDA increased by 45.7%.
•	Commercial highlights: in Argentina, our premium brands grew by high single digit, driven by Corona and Patagonia. In Chile, we kept gaining market share, according to our estimates, helped by the continued expansion of our brands distribution through the partnership with Coca-Cola bottlers. Our core plus and premium brands continued to gain mix in Paraguay and Chile, driven by Budweiser and Stella. We continued the expansion of BEES in Argentina, with BEES representing 75% of net revenue, and Paraguay, where 94% of direct sales customers are already fully digital.

LAS[7]	2Q21	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	6,825.8	-		-	103.7	6,929.5	1.5%	1.5%

Net revenue	2,544.0	-	(279.5)	98.2	1,086.4	3,449.0	35.6%	40.4%
Net revenue/hl (R$)	372.7	-	(40.3)	22.7	142.6	497.7	33.5%	38.3%
COGS	(1,381.2)	-	184.8	(41.8)	(516.6)	(1,754.8)	27.0%	35.7%
COGS/hl (R$)	(202.4)	-	26.7	(9.3)	(68.2)	(253.2)	25.1%	33.7%
COGS excl. deprec. & amort.	(1,201.9)	-	168.3	(36.5)	(501.1)	(1,571.2)	30.7%	39.8%
COGS/hl excl. deprec. & amort. (R$)	(176.1)	-	24.3	(8.5)	(66.4)	(226.7)	28.8%	37.7%
Gross profit	1,162.8	-	(94.7)	56.4	569.7	1,694.2	45.7%	45.7%
% Gross margin	45.7%					49.1%	340 bps	180 bps
SG&A excl. deprec. & amort.	(753.4)	-	105.0	(23.7)	(312.1)	(984.1)	30.6%	39.6%
SG&A deprec. & amort.	(74.4)	-	13.3	(2.0)	(42.8)	(105.9)	42.3%	55.2%
SG&A total	(827.9)	-	118.3	(25.7)	(354.8)	(1,090.1)	31.7%	41.0%
Other operating income/(expenses)	(1.2)	-	2.3	(0.8)	10.7	10.9	nm	nm
Normalized Operating Profit	333.7	-	25.9	29.9	225.6	615.1	84.3%	59.6%
% Normalized Operating margin	13.1%	0.0%	0.0%	0.0%	0.0%	17.8%	470 bps	190 bps
Normalized EBITDA	587.5	-	(3.9)	37.2	283.9	904.6	54.0%	44.2%
% Normalized EBITDA margin	23.1%					26.2%	310 bps	60 bps

LAS	YTD21	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	17,328.9	-			407.8	17,736.7	2.4%	2.4%

Net revenue	6,736.5	-	(1,580.1)		2,895.1	8,051.6	19.5%	43.0%
Net revenue/hl (R$)	388.7	-	(89.1)	-	154.3	454.0	16.8%	39.7%
COGS	(3,485.0)	-	828.2		(1,434.1)	(4,090.9)	17.4%	41.2%
COGS/hl (R$)	(201.1)	-	46.7	-	(76.2)	(230.6)	14.7%	37.9%
COGS excl. deprec. & amort.	(3,103.0)	-	754.8		(1,364.1)	(3,712.3)	19.6%	44.0%
COGS/hl excl. deprec. & amort. (R$)	(179.1)	-	42.6	-	(72.8)	(209.3)	16.9%	40.7%
Gross profit	3,251.6	-	(751.9)		1,461.0	3,960.7	21.8%	44.9%
% Gross margin	48.3%					49.2%	90 bps	60 bps
SG&A excl. deprec. & amort.	(1,669.4)	-	386.5		(682.1)	(1,964.9)	17.7%	40.9%
SG&A deprec. & amort.	(155.8)	-	38.9		(76.5)	(193.4)	24.1%	49.1%
SG&A total	(1,825.1)	-	425.4		(758.6)	(2,158.3)	18.3%	41.6%
Other operating income/(expenses)	(5.9)	-	(7.0)		46.8	33.9	nm	nm
Normalized Operating Profit	1,420.5	-	(333.5)	-	749.3	1,836.3	29.3%	52.7%
% Normalized Operating margin	21.1%	0.0%	0.0%	0.0%	0.0%	22.8%	170 bps	140 bps
Normalized EBITDA	1,958.3	-	(445.8)		895.8	2,408.3	23.0%	45.7%
% Normalized EBITDA margin	29.1%					29.9%	80 bps	50 bps

[7] In 2Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 492.9 (36.8% organic growth) and R$ (222.0) (34.7% organic growth), respectively. In HY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 451.2 (38.8% organic growth) and R$ (206.7) (38.9% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

Page | 9

Canada: resilient NR/hl performance helping to partially offset costs impact from commodities and SG&A higher expenses

•	Operating performance: despite a 2.9% volume drop mainly attributed to a decline in beyond beer industry, net revenue was up 3.2%, driven by a 6.3% NR/hl growth due to revenue management initiatives. Commodities headwinds combined with higher SG&A expenses, mainly on account of increased commercial expenses and diesel inflation, resulted, in a 4.3% Normalized EBITDA decrease. In HY22, volume declined by 5.1%, net revenue remained flat, with a 5.5% NR/hl growth, and Normalized EBITDA was down 11%.
•	Commercial highlights: we estimate we have gained market share this quarter. Our core brands remained resilient, while Michelob Ultra in the core plus segment delivered consistent results and once again gained market share. Premiumization trend continued, driven by Stella Artois and our craft brands. Also, we have continued to expand our beyond beer portfolio with innovations like Mike’s Red Freeze, Mike’s Hard Iced Tea Lemon and Corona Tropical.

Canada[8]	2Q21	Scope	Currency Translation	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,862.6	-		(82.7)	2,779.9	-2.9%	-2.9%

Net revenue	3,182.1	0.3	(421.7)	103.0	2,863.8	-10.0%	3.2%
Net revenue/hl (R$)	1,111.6	0.1	(151.7)	70.1	1,030.2	-7.3%	6.3%
COGS	(1,311.3)	(4.9)	175.4	(54.9)	(1,195.7)	-8.8%	4.2%
COGS/hl (R$)	(458.1)	(1.7)	63.1	(33.4)	(430.1)	-6.1%	7.3%
COGS excl. deprec. & amort.	(1,213.3)		164.2	(74.4)	(1,123.5)	-7.4%	6.1%
COGS/hl excl. deprec. & amort. (R$)	(423.8)		59.1	(39.4)	(404.1)	-4.6%	9.3%
Gross profit	1,870.9	(4.6)	(246.3)	48.1	1,668.1	-10.8%	2.6%
% Gross margin	58.8%				58.2%	-60 bps	-40 bps
SG&A excl. deprec. & amort.	(968.0)	(14.2)	146.1	(75.1)	(911.2)	-5.9%	7.8%
SG&A deprec. & amort.	(57.6)	(0.4)	15.4	(69.9)	(112.7)	95.5%	121.4%
SG&A total	(1,025.6)	(14.6)	161.5	(145.1)	(1,023.8)	-0.2%	14.1%
Other operating income/(expenses)	2.3	0.1	(0.8)	3.8	5.3	135.0%	168.2%
Normalized Operating Profit	847.5	(19.1)	(85.6)	(93.1)	649.6	-23.4%	-11.0%
% Normalized Operating margin	26.6%	0.0%	0.0%	0.0%	22.7%	-390 bps	-360 bps
Normalized EBITDA	1,003.1	(13.8)	(112.1)	(42.7)	834.5	-16.8%	-4.3%
% Normalized EBITDA margin	31.5%				29.1%	-240 bps	-230 bps

Canada	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	4,834.1	-		(247.7)	4,586.4	-5.1%	-5.1%

Net revenue	5,244.6	2.6	(434.6)	6.7	4,819.3	-8.1%	0.1%
Net revenue/hl (R$)	1,084.9	0.5	(94.8)	60.1	1,050.8	-3.1%	5.5%
COGS	(2,156.0)	(6.9)	180.8	(28.2)	(2,010.2)	-6.8%	1.3%
COGS/hl (R$)	(446.0)	(1.4)	39.4	(30.3)	(438.3)	-1.7%	6.8%
COGS excl. deprec. & amort.	(2,004.6)	(1.7)	169.2	(39.9)	(1,877.0)	-6.4%	2.0%
COGS/hl excl. deprec. & amort. (R$)	(414.7)	(0.3)	36.9	(31.1)	(409.3)	-1.3%	7.5%
Gross profit	3,088.6	(4.3)	(253.9)	(21.4)	2,809.0	-9.1%	-0.7%
% Gross margin	58.9%				58.3%	-60 bps	-50 bps
SG&A excl. deprec. & amort.	(1,672.0)	(22.2)	151.3	(156.2)	(1,699.1)	1.6%	9.3%
SG&A deprec. & amort.	(116.6)	(0.4)	15.8	(73.8)	(175.1)	50.2%	63.3%
SG&A total	(1,788.6)	(22.6)	167.1	(230.1)	(1,874.2)	4.8%	12.9%
Other operating income/(expenses)	(6.7)	(1.2)	(0.9)	17.0	8.2	nm	nm
Normalized Operating Profit	1,293.3	(28.1)	(87.6)	(234.5)	943.0	-27.1%	-18.1%
% Normalized Operating margin	24.7%	0.0%	0.0%	0.0%	19.6%	-510 bps	-450 bps
Normalized EBITDA	1,561.2	(22.5)	(114.9)	(172.4)	1,251.4	-19.8%	-11.0%
% Normalized EBITDA margin	29.8%				26.0%	-380 bps	-340 bps

[8] The scope change in Canada refers to the former joint venture named Fluent Beverages focused on research and commercialization, within Canada only, of non-alcoholic beverages containing tetrahydrocannabinol (THC) and cannabidiol (CBD), both derived from cannabis.

Page | 10

AMBEV CONSOLIDATED

Ambev[9]	2Q21	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q22	% As Reported	% Organic
R$ million
Volume ('000 hl)	39,807.6	-	-		2,434.2	42,241.8	6.1%	6.1%

Net revenue	15,711.1	0.3	(934.3)	98.2	3,113.7	17,989.0	14.5%	19.6%
Net revenue/hl (R$)	394.7		(22.1)	3.0	50.3	425.9	7.9%	12.7%
COGS	(7,965.3)	(4.9)	480.5	(41.8)	(1,842.8)	(9,374.3)	17.7%	23.0%
COGS/hl (R$)	(200.1)	(0.1)	11.4	(1.3)	(31.7)	(221.9)	10.9%	15.9%
COGS excl. deprec. & amort.	(7,160.6)		442.2	(36.5)	(1,806.1)	(8,561.1)	19.6%	25.0%
COGS/hl excl. deprec. & amort. (R$)	(179.9)		10.5	(1.2)	(32.1)	(202.7)	12.7%	17.8%
Gross profit	7,745.9	(4.6)	(453.8)	56.4	1,270.9	8,614.7	11.2%	16.2%
% Gross margin	49.3%					47.9%	-140bps	-140bps
SG&A excl. deprec. & amort.	(4,656.3)	(14.2)	291.1	(23.7)	(726.2)	(5,129.2)	10.2%	15.5%
SG&A deprec. & amort.	(495.5)	(0.4)	35.9	(2.0)	(194.4)	(656.4)	32.5%	39.0%
SG&A total	(5,151.8)	(14.6)	327.0	(25.7)	(920.6)	(5,785.7)	12.3%	17.7%
Other operating income/(expenses)	1,395.0	(297.0)	(0.4)	(0.8)	142.8	1,239.4	-11.1%	81.4%
Normalized Operating Profit	3,989.1	(316.2)	(127.2)	29.9	493.0	4,068.5	2.0%	17.5%
% Normalized Operating margin	25.4%	0.0%	0.0%	0.0%	0.0%	22.6%	nm	-30bps
Exceptional items above EBITDA	(85.7)	-	4.1	(1.6)	51.9	(31.2)	-63.5%	-59.4%
Net finance results	(277.3)					(495.5)	78.7%
Share of results of joint ventures	(9.0)					(3.2)	-64.5%
Income tax expense	(687.5)					(474.6)	-31.0%

Profit	2,929.6					3,064.0	4.6%
Attributable to Ambev holders	2,885.8					2,969.7	2.9%
Attributable to non-controlling interests	43.8					94.3	115.3%

Normalized profit	2,962.7					3,085.8	4.2%
Attributable to Ambev holders	2,964.1					2,991.2	0.9%

Normalized EBITDA	5,289.2	(310.9)	(201.4)	37.2	724.1	5,538.1	4.7%	17.6%
% Normalized EBITDA margin	33.7%					30.8%	-290bps	-40bps

Ambev	YTD21	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	YTD22	% As Reported	% Organic
R$ million
Volume ('000 hl)	83,337.8	-	-		3,986.3	87,324.1	4.8%	4.8%

Net revenue	32,350.9	2.6	(2,222.7)		6,297.3	36,428.1	12.6%	19.5%
Net revenue/hl (R$)	388.2		(25.5)	-	54.4	417.2	7.5%	14.0%
COGS	(15,910.6)	(6.9)	1,118.9		(3,990.1)	(18,788.7)	18.1%	25.1%
COGS/hl (R$)	(190.9)	(0.1)	12.8	-	(37.0)	(215.2)	12.7%	19.4%
COGS excl. deprec. & amort.	(14,355.9)	(1.7)	1,024.7		(3,839.9)	(17,172.8)	19.6%	26.7%
COGS/hl excl. deprec. & amort. (R$)	(172.3)		11.7	-	(36.1)	(196.7)	14.2%	21.0%
Gross profit	16,440.3	(4.3)	(1,103.8)		2,307.2	17,639.4	7.3%	14.0%
% Gross margin	50.8%					48.4%	-240bps	-230bps
SG&A excl. deprec. & amort.	(8,951.4)	(22.2)	574.9		(1,421.8)	(9,820.5)	9.7%	15.9%
SG&A deprec. & amort.	(1,009.0)	(0.4)	61.5		(236.6)	(1,184.6)	17.4%	23.5%
SG&A total	(9,960.5)	(22.6)	636.4		(1,658.4)	(11,005.1)	10.5%	16.7%
Other operating income/(expenses)	1,572.9	(206.8)	(9.4)		269.5	1,626.2	3.4%	76.2%
Normalized Operating Profit	8,052.7	(233.7)	(476.8)		918.3	8,260.5	2.6%	13.4%
% Normalized Operating margin	24.9%	0.0%	0.0%		0.0%	22.7%	-220bps	-100bps
Exceptional items above EBITDA	(157.1)	-	7.6		91.1	(58.4)	-62.8%	-58.0%
Net finance results	(1,341.6)					(1,092.2)	-18.6%
Share of results of joint ventures	(21.6)					(5.6)	-74.0%
Income tax expense	(869.6)					(511.4)	-41.2%

Profit	5,662.9					6,592.9	16.4%
Attributable to Ambev holders	5,511.2					6,382.5	15.8%
Attributable to non-controlling interests	151.7					210.4	38.7%

Normalized profit	5,724.7					6,637.4	15.9%
Attributable to Ambev holders	5,648.5					6,426.1	13.8%

Normalized EBITDA	10,616.4	(228.1)	(632.4)		1,305.1	11,061.0	4.2%	13.9%
% Normalized EBITDA margin	32.8%					30.4%	-240bps	-130bps

[9] In 2Q22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 417.8 (11.3% organic growth) and R$ (195.1) (15.2% organic growth), respectively. In HY22, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 408.5 (12.4% organic growth) and R$ (188.5) (17.8% organic growth), respectively.

Page | 11

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q21	2Q22	YTD21	YTD22
R$ million

Government grants/NPV of long term fiscal incentives	178.6	321.4	350.2	553.7
Credits/(debits) taxes extemporaneous	1,219.2	922.1	1,219.2	1,013.5
(Additions to)/reversals of provisions	(12.5)	1.6	(21.5)	(11.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	(1.3)	12.5	11.3	45.9
Net other operating income/(expenses)	11.0	(18.1)	13.6	24.0

Other operating income/(expenses)	1,395.0	1,239.4	1,572.9	1,626.2

EXCEPTIONAL ITEMS

Exceptional items correspond to (i) exceptional expenses incurred in relation to the COVID-19 pandemic, including actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and enhanced cleaning of our facilities, as well as donations to the broader community, and (ii) restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS.

Exceptional Items	2Q21	2Q22	YTD21	YTD22
R$ million

Restructuring	(37.5)	(25.4)	(76.7)	(42.0)
IAS 29/CPC 42 (hyperinflation) application effect	(2.7)	(0.9)	(3.9)	(0.9)
COVID-19 impact	(45.5)	(4.9)	(76.6)	(15.6)

Exceptional Items	(85.7)	(31.2)	(157.1)	(58.4)

Page | 12

NET FINANCE RESULTS

Net finance results in 2Q22 totaled R$ (495.5 million), with a decrease of R$ 218.2 million compared to 2Q21, broken down as follows:

•	Interest income totaled R$ 756.8 million, mainly explained by: (i) gains of R$ 311.6 million related to tax credits (as explained on page 6), (ii) interest rate update on Brazilian tax credits of R$ 252.9 million, and (iii) interest income on cash balance investments mainly in Brazil of R$ 154.1 million.
•	Interest expense totaled R$ 559.7 million, mainly impacted by: (i) fair value adjustments of payables as determined by IFRS 13 (CPC 46) of R$ 315.2 million, (ii) CND put option interest accruals of R$ 41.3 million, (iii) fiscal incentives interest accruals of R$ 40.3 million, and (iv) lease liabilities interest accruals of R$ 33.7 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 846.0 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 640 million in Argentina, with approximately 65% carry cost, (ii) hedging carry costs related to our FX exposure of US$ 2.1 billion in Brazil, with approximately 10% carry cost.
•	Losses on non-derivative instruments of R$ 110.3 million, mainly explained by non-cash losses on intercompany balance sheet consolidation and third-party payables.
•	Taxes on financial transactions of R$ 85.9 million.
•	Other financial expenses of R$ 101.6 million, mainly explained by accruals on legal contingencies and bank fees.
•	Non-cash financial income of R$ 451.2 million resulting from the adoption of Hyperinflation Accounting in Argentina.

Net finance results	2Q21	2Q22	YTD21	YTD22
R$ million

Interest income	520.2	756.8	627.5	1,154.1
Interest expenses	(303.6)	(559.7)	(638.2)	(957.5)
Gains/(losses) on derivative instruments	(300.2)	(846.0)	(1,071.1)	(1,553.7)
Gains/(losses) on non-derivative instruments	(110.0)	(110.3)	(275.4)	(232.4)
Taxes on financial transactions	(57.3)	(85.9)	(68.7)	(146.6)
Other financial income/(expenses), net	(178.4)	(101.6)	(319.6)	(138.4)
Hyperinflation Argentina	152.0	451.2	403.8	782.3

Net finance results	(277.3)	(495.5)	(1,341.6)	(1,092.2)

Page | 13

DEBT BREAKDOWN

Debt breakdown	December 31, 2021			June 30, 2022
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	689.3	1,737.0	2,426.3	718.4	1,713.0	2,431.4
Foreign Currency	157.9	516.4	674.3	176.0	588.6	764.6
Consolidated Debt	847.1	2,253.4	3,100.5	894.4	2,301.7	3,196.0

Cash and Cash Equivalents less Bank Overdrafts			16,597.2			13,610.7
Current Investment Securities			1,914.6			1,535.7

Net debt/(cash)			(15,411.3)			(11,950.4)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	2Q21	2Q22	YTD21	YTD22
R$ million

Profit before tax	3,617.1	3,538.6	6,532.5	7,104.2

Adjustment on taxable basis
Non-taxable other income	-	(493.6)	-	(574.7)
Government grants (VAT)	(408.1)	(607.3)	(806.6)	(1,093.6)
Share of results of joint ventures	9.0	3.2	21.6	5.6
Expenses not deductible	27.0	43.8	42.5	51.2
Taxation in universal basis	21.2	(41.3)	(112.1)	104.6
	3,266.2	2,443.5	5,677.9	5,597.4
Aggregated weighted nominal tax rate	28.9%	30.6%	28.6%	29.7%
Taxes – nominal rate	(944.9)	(747.0)	(1,624.6)	(1,660.0)

Adjustment on tax expense
Income tax incentive	37.7	80.6	80.9	102.0
Tax benefit - interest on shareholders' equity	438.5	606.2	1,031.1	1,352.8
Tax benefit - amortization on tax books	19.4	4.3	38.7	18.6
Withholding income tax	(23.9)	(205.1)	(312.9)	(34.5)
Argentina's hyperinflation effect	(46.6)	(70.9)	(61.0)	(108.4)
Other tax adjustments	(167.5)	(142.6)	(21.7)	(181.8)

Income tax and social contribution expense	(687.5)	(474.6)	(869.6)	(511.4)
Effective tax rate	19.0%	13.4%	13.3%	7.2%

Page | 14

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2022.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,728,738,023	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,402,888,061	28.0%
Outstanding	15,741,613,385	100.0%
Treasury	8,603,466
TOTAL	15,750,216,851
Free float B3	2,986,155,999	19.0%
Free float NYSE	1,416,732,062	9.0%

Page | 15

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2022 closing rate for 2Q22 and YTD22 results).

The YTD22 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD22 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD22 results at the closing exchange rate of June 30, 2022, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies. 2Q22 results under Hyperinflation Accounting are calculated as the difference between reported YTD22 and 1Q22 results.

The impacts in 2Q21, YTD21, 2Q22 and YTD22 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q21	2Q22	YTD21	YTD22
Indexation(1)	266.7	572.3	350.0	697.6
Currency(2)	(494.5)	37.4	(499.6)	(459.6)
Total Impact	(227.8)	609.7	(149.7)	238.0
Normalized EBITDA
R$ million	2Q21	2Q22	FY21	FY22
Indexation(1)	114.2	189.3	109.2	219.2
Currency(2)	(162.7)	29.4	(164.7)	(152.2)
Total Impact	(48.6)	218.8	(55.6)	67.1

BRLARS average rate			16.5290	21.5445
BRLARS closing rate	19.1376	23.9042	19.1376	23.9042

(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q22, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a positive R$ 451.2 million adjustment reported in the finance results, (ii) a positive impact on the Profit of R$ 190.6 million, (iii) a positive impact on the Normalized Profit of R$ 190.8 million, and (iv) positive impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In YTD22, the consequences of the transition were (i) a positive R$ 782.3 million adjustment reported in the finance results, (ii) a positive impact on the Profit of R$ 271.1 million, (iii) a positive impact on the Normalized Profit of R$ 270.4 million, and (iv) positive impact of R$ 0.02 on EPS, as well as on Normalized EPS.

The 2Q22 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and Consolidated 2Q22 and 2Q21 results are impacted by the adjustment of 3M results for the cumulative inflation between March 31 and June 30, as well as by the translation of 3M results at the HY closing exchange rate, of June 30, as follows:

Page | 16

LAS - 3M As Reported	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	6,736.5	-	(1,580.1)	2,895.1	8,051.6	43.0%
COGS	(3,485.0)	-	828.2	(1,434.1)	(4,090.9)	41.2%
COGS excl. deprec. & amort.	(3,103.0)	-	754.8	(1,364.1)	(3,712.3)	44.0%
Gross profit	3,251.6	-	(751.9)	1,461.0	3,960.7	44.9%
SG&A excl. deprec. & amort.	(1,669.4)	-	386.5	(682.1)	(1,964.9)	40.9%
SG&A deprec. & amort.	(155.8)	-	38.9	(76.5)	(193.4)	49.1%
SG&A total	(1,825.1)	-	425.4	(758.6)	(2,158.3)	41.6%
Other operating income/(expenses)	(5.9)	-	(7.0)	46.8	33.9	nm
Normalized Operating Profit	1,420.5	-	(333.5)	749.3	1,836.3	52.7%
Normalized EBITDA	1,958.3	-	(445.8)	895.8	2,408.3	45.7%

LAS - 3M Recalculated at YTD Exchange Rates	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	6,589.6	-	(1,141.2)	2,993.3	8,441.8	45.4%
COGS	(3,420.6)	-	624.5	(1,475.9)	(4,272.0)	43.1%
COGS excl. deprec. & amort.	(3,046.1)	-	571.0	(1,400.6)	(3,875.6)	46.0%
Gross profit	3,169.0	-	(516.6)	1,517.4	4,169.8	47.9%
SG&A excl. deprec. & amort.	(1,635.1)	-	290.8	(705.7)	(2,050.1)	43.2%
SG&A deprec. & amort.	(152.7)	-	30.0	(78.5)	(201.3)	51.4%
SG&A total	(1,787.8)	-	320.8	(784.3)	(2,251.3)	43.9%
Other operating income/(expenses)	(5.5)	-	(3.5)	46.0	37.0	nm
Normalized Operating Profit	1,375.8	-	(199.4)	779.2	1,955.5	56.6%
Normalized EBITDA	1,903.0	-	(282.9)	933.0	2,553.1	49.0%

LAS - 3M Recalculation Impact in 2Q	YTD21	Scope	Currency Translation	Organic Growth	YTD22	% Organic
Net revenue	(146.9)	-	438.9	98.2	390.2
COGS	64.4	-	(203.7)	(41.8)	(181.1)
COGS excl. deprec. & amort.	56.9	-	(183.8)	(36.5)	(163.4)
Gross profit	(82.5)	-	235.2	56.4	209.1
SG&A excl. deprec. & amort.	34.3	-	(95.8)	(23.7)	(85.1)
SG&A deprec. & amort.	3.0	-	(8.9)	(2.0)	(7.9)
SG&A total	37.3	-	(104.7)	(25.7)	(93.0)
Other operating income/(expenses)	0.4	-	3.5	(0.8)	3.1
Normalized Operating Profit	(44.8)	-	134.1	29.9	119.2
Normalized EBITDA	(55.2)	-	162.9	37.2	144.8

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 3M Impact”. Organic percentage growth rates for 2Q22 are calculated by considering the “organic growth” reported in the tables in the applicable sections, over 2Q21 base adjusted for the 3M21 recalculation.

Page | 17

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q21	2Q22	YTD21	YTD22
R$ million

Profit - Ambev holders	2,885.8	2,969.7	5,511.2	6,382.5
Non-controlling interest	43.8	94.3	151.7	210.4
Income tax expense	687.5	474.6	869.6	511.4
Profit before taxes	3,617.1	3,538.6	6,532.5	7,104.2
Share of results of joint ventures	9.0	3.2	21.6	5.6
Net finance results	277.3	495.5	1,341.6	1,092.2
Exceptional items	85.7	31.2	157.1	58.4
Normalized Operating Profit	3,989.1	4,068.5	8,052.7	8,260.5
Depreciation & amortization - total	1,300.1	1,469.6	2,563.7	2,800.6
Normalized EBITDA	5,289.2	5,538.1	10,616.4	11,061.0
Exceptional items	(85.7)	(31.2)	(157.1)	(58.4)
Share of results of joint ventures	(9.0)	(3.2)	(21.6)	(5.6)
EBITDA	5,194.5	5,503.7	10,437.8	10,997.0

Page | 18

2Q 2022 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	July 28, 2022 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

Phone number:	Brazil participants	+ 55 (11) 3181-8565
	US participants (toll free)	+ 1 (844) 204-8942
	International participants	+ 1 (412) 717-9627

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast:the conference call will also be transmitted live through the Internet. Please access the following links:

English: https://choruscall.com.br/ambev/2q22.htm

Portuguese: https://choruscall.com.br/ambev/2t22.htm

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Tatiana Coimbra Castello Branco

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	tatiana.branco@ambev.com.br

ri.ambev.com.br

Page | 19

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2021 (2Q21). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Page | 20

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q21	2Q22%		2Q21	2Q22%		2Q21	2Q22%		2Q21	2Q22%		2Q21	2Q22%		2Q21	2Q22%		2Q21	2Q22%
Volume (000 hl)	20,225.6	21,944.0	8.5%	6,493.9	7,547.1	16.2%	26,719.4	29,491.1	10.4%	3,399.7	3,041.2	-10.5%	6,825.8	6,929.5	1.5%	2,862.6	2,779.9	-2.9%	39,807.6	42,241.8	6.1%

R$ million
Net revenue	6,449.3	7,912.9	22.7%	1,074.2	1,539.4	43.3%	7,523.5	9,452.3	25.6%	2,461.5	2,223.9	-0.2%	2,544.0	3,449.0	40.4%	3,182.1	2,863.8	3.2%	15,711.1	17,989.0	19.6%
% of total	41.0%	44.0%		6.8%	8.6%		47.9%	52.5%		15.7%	12.4%		16.2%	19.2%		20.3%	15.9%		100.0%	100.0%
COGS	(3,443.6)	(4,319.5)	25.4%	(658.0)	(947.2)	43.9%	(4,101.6)	(5,266.6)	28.4%	(1,171.2)	(1,157.1)	9.1%	(1,381.2)	(1,754.8)	35.7%	(1,311.3)	(1,195.7)	4.2%	(7,965.3)	(9,374.3)	23.0%
% of total	43.2%	46.1%		8.3%	10.1%		51.5%	56.2%		14.7%	12.3%		17.3%	18.7%		16.5%	12.8%		100.0%	100.0%
Gross profit	3,005.7	3,593.4	19.6%	416.2	592.3	42.3%	3,421.9	4,185.7	22.3%	1,290.4	1,066.7	-8.6%	1,162.8	1,694.2	45.7%	1,870.9	1,668.1	2.6%	7,745.9	8,614.7	16.2%
% of total	38.8%	41.7%		5.4%	6.9%		44.2%	48.6%		16.7%	12.4%		15.0%	19.7%		24.2%	19.4%		100.0%	100.0%
SG&A	(2,398.4)	(2,747.5)	14.6%	(369.9)	(454.5)	22.9%	(2,768.2)	(3,202.0)	15.7%	(530.0)	(469.7)	-2.5%	(827.9)	(1,090.1)	41.0%	(1,025.6)	(1,023.8)	14.1%	(5,151.8)	(5,785.7)	17.7%
% of total	46.6%	47.5%		7.2%	7.9%		53.7%	55.3%		10.3%	8.1%		16.1%	18.8%		19.9%	17.7%		100.0%	100.0%
Other operating income/(expenses)	1,189.6	1,018.3	56.1%	200.3	194.1	136.1%	1,389.9	1,212.4	70.0%	4.0	10.8	nm	(1.2)	10.9	nm	2.3	5.3	168.2%	1,395.0	1,239.4	81.4%
% of total	85.3%	82.2%		14.4%	15.7%		99.6%	97.8%		0.3%	0.9%		-0.1%	0.9%		0.2%	0.4%		100.0%	100.0%
Normalized Operating Profit	1,797.0	1,864.2	42.5%	246.6	331.8	173.6%	2,043.6	2,196.1	54.5%	764.3	607.8	-11.6%	333.7	615.1	59.6%	847.5	649.6	-11.0%	3,989.1	4,068.5	17.5%
% of total	45.0%	45.8%		6.2%	8.2%		51.2%	54.0%		19.2%	14.9%		8.4%	15.1%		21.2%	16.0%		100.0%	100.0%
Normalized EBITDA	2,441.6	2,574.0	27.5%	327.9	425.6	91.8%	2,769.5	2,999.6	34.0%	929.1	799.5	-4.8%	587.5	904.6	44.2%	1,003.1	834.5	-4.3%	5,289.2	5,538.1	17.6%
% of total	46.2%	46.5%		6.2%	7.7%		52.4%	54.2%		17.6%	14.4%		11.1%	16.3%		19.0%	15.1%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-53.4%	-54.6%		-61.3%	-61.5%		-54.5%	-55.7%		-47.6%	-52.0%		-54.3%	-50.9%		-41.2%	-41.8%		-50.7%	-52.1%
Gross profit	46.6%	45.4%		38.7%	38.5%		45.5%	44.3%		52.4%	48.0%		45.7%	49.1%		58.8%	58.2%		49.3%	47.9%
SG&A	-37.2%	-34.7%		-34.4%	-29.5%		-36.8%	-33.9%		-21.5%	-21.1%		-32.5%	-31.6%		-32.2%	-35.8%		-32.8%	-32.2%
Other operating income/(expenses)	18.4%	12.9%		18.7%	12.6%		18.5%	12.8%		0.2%	0.5%		0.0%	0.3%		0.1%	0.2%		8.9%	6.9%
Normalized Operating Profit	27.9%	23.6%		23.0%	21.6%		27.2%	23.2%		31.1%	27.3%		13.1%	17.8%		26.6%	22.7%		25.4%	22.6%
Normalized EBITDA	37.9%	32.5%		30.5%	27.6%		36.8%	31.7%		37.7%	36.0%		23.1%	26.2%		31.5%	29.1%		33.7%	30.8%

Per hectoliter - (R$/hl)
Net revenue	318.9	360.6	13.1%	165.4	204.0	23.3%	281.6	320.5	13.8%	724.0	731.2	11.6%	372.7	497.7	38.3%	1,111.6	1,030.2	6.3%	394.7	425.9	12.7%
COGS	(170.3)	(196.8)	15.6%	(101.3)	(125.5)	23.9%	(153.5)	(178.6)	16.3%	(344.5)	(380.5)	21.9%	(202.4)	(253.2)	33.7%	(458.1)	(430.1)	7.3%	(200.1)	(221.9)	15.9%
Gross profit	148.6	163.8	10.2%	64.1	78.5	22.5%	128.1	141.9	10.8%	379.5	350.7	2.2%	170.4	244.5	43.6%	653.5	600.0	5.6%	194.6	203.9	9.5%
SG&A	(118.6)	(125.2)	5.6%	(57.0)	(60.2)	5.7%	(103.6)	(108.6)	4.8%	(155.9)	(154.4)	9.0%	(121.3)	(157.3)	38.9%	(358.3)	(368.3)	17.5%	(129.4)	(137.0)	11.0%
Other operating income/(expenses)	58.8	46.4	43.9%	30.9	25.7	103.1%	52.0	41.1	54.0%	1.2	3.5	nm	(0.2)	1.6	nm	0.8	1.9	176.2%	35.0	29.3	71.0%
Normalized Operating Profit	88.8	85.0	31.3%	38.0	44.0	135.4%	76.5	74.5	40.0%	224.8	199.9	-1.2%	48.9	88.8	57.2%	296.1	233.7	-8.3%	100.2	96.3	10.7%
Normalized EBITDA	120.7	117.3	17.5%	50.5	56.4	65.1%	103.7	101.7	21.4%	273.3	262.9	6.5%	86.1	130.5	42.0%	350.4	300.2	-1.4%	132.9	131.1	10.8%

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%		YTD21	YTD22%
Volume (000 hl)	41,774.0	43,955.4	5.2%	12,976.4	15,122.1	16.5%	54,750.4	59,077.5	7.9%	6,424.4	5,923.5	-7.8%	17,328.9	17,736.7	2.4%	4,834.1	4,586.4	-5.1%	83,337.8	87,324.1	4.8%

R$ million
Net revenue	13,574.1	16,013.1	18.0%	2,174.7	3,037.5	39.7%	15,748.7	19,050.6	21.0%	4,621.0	4,506.7	2.0%	6,736.5	8,051.6	43.0%	5,244.6	4,819.3	0.1%	32,350.9	36,428.1	19.5%
% of total	42.0%	44.0%		6.7%	8.3%		48.7%	52.3%		14.3%	12.4%		20.8%	22.1%		16.2%	13.2%		100.0%	100.0%
COGS	(6,845.1)	(8,511.6)	24.3%	(1,238.0)	(1,853.1)	49.7%	(8,083.1)	(10,364.7)	28.2%	(2,186.6)	(2,322.9)	11.3%	(3,485.0)	(4,090.9)	41.2%	(2,156.0)	(2,010.2)	1.3%	(15,910.6)	(18,788.7)	25.1%
% of total	43.0%	45.3%		7.8%	9.9%		50.8%	55.2%		13.7%	12.4%		21.9%	21.8%		13.6%	10.7%		100.0%	100.0%
Gross profit	6,729.0	7,501.5	11.5%	936.7	1,184.4	26.4%	7,665.7	8,685.9	13.3%	2,434.4	2,183.8	-6.3%	3,251.6	3,960.7	44.9%	3,088.6	2,809.0	-0.7%	16,440.3	17,639.4	14.0%
% of total	40.9%	42.5%		5.7%	6.7%		46.6%	49.2%		14.8%	12.4%		19.8%	22.5%		18.8%	15.9%		100.0%	100.0%
SG&A	(4,611.2)	(5,258.8)	14.0%	(724.9)	(849.9)	17.2%	(5,336.1)	(6,108.7)	14.5%	(1,010.6)	(863.9)	-10.2%	(1,825.1)	(2,158.3)	41.6%	(1,788.6)	(1,874.2)	12.9%	(9,960.5)	(11,005.1)	16.7%
% of total	46.3%	47.8%		7.3%	7.7%		53.6%	55.5%		10.1%	7.9%		18.3%	19.6%		18.0%	17.0%		100.0%	100.0%
Other operating income/(expenses)	1,341.9	1,300.4	44.7%	239.7	248.8	61.0%	1,581.5	1,549.1	47.8%	4.0	34.9	nm	(5.9)	33.9	nm	(6.7)	8.2	nm	1,572.9	1,626.2	76.2%
% of total	85.3%	80.0%		15.2%	15.3%		100.5%	95.3%		0.3%	2.1%		-0.4%	2.1%		-0.4%	0.5%		100.0%	100.0%
Normalized Operating Profit	3,459.7	3,543.0	10.6%	451.4	583.3	58.7%	3,911.1	4,126.3	15.6%	1,427.9	1,354.8	-1.2%	1,420.5	1,836.3	52.7%	1,293.3	943.0	-18.1%	8,052.7	8,260.5	13.4%
% of total	43.0%	42.9%		5.6%	7.1%		48.6%	50.0%		17.7%	16.4%		17.6%	22.2%		16.1%	11.4%		100.0%	100.0%
Normalized EBITDA	4,705.5	4,938.7	11.1%	623.0	770.5	39.9%	5,328.5	5,709.3	14.3%	1,768.4	1,692.0	-0.3%	1,958.3	2,408.3	45.7%	1,561.2	1,251.4	-11.0%	10,616.4	11,061.0	13.9%
% of total	44.3%	44.6%		5.9%	7.0%		50.2%	51.6%		16.7%	15.3%		18.4%	21.8%		14.7%	11.3%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.4%	-53.2%		-56.9%	-61.0%		-51.3%	-54.4%		-47.3%	-51.5%		-51.7%	-50.8%		-41.1%	-41.7%		-49.2%	-51.6%
Gross profit	49.6%	46.8%		43.1%	39.0%		48.7%	45.6%		52.7%	48.5%		48.3%	49.2%		58.9%	58.3%		50.8%	48.4%
SG&A	-34.0%	-32.8%		-33.3%	-28.0%		-33.9%	-32.1%		-21.9%	-19.2%		-27.1%	-26.8%		-34.1%	-38.9%		-30.8%	-30.2%
Other operating income/(expenses)	9.9%	8.1%		11.0%	8.2%		10.0%	8.1%		0.1%	0.8%		-0.1%	0.4%		-0.1%	0.2%		4.9%	4.5%
Normalized Operating Profit	25.5%	22.1%		20.8%	19.2%		24.8%	21.7%		30.9%	30.1%		21.1%	22.8%		24.7%	19.6%		24.9%	22.7%
Normalized EBITDA	34.7%	30.8%		28.6%	25.4%		33.8%	30.0%		38.3%	37.5%		29.1%	29.9%		29.8%	26.0%		32.8%	30.4%

Per hectoliter - (R$/hl)
Net revenue	324.9	364.3	12.1%	167.6	200.9	19.9%	287.6	322.5	12.1%	719.3	760.8	10.7%	388.7	454.0	39.7%	1,084.9	1,050.8	5.5%	388.2	417.2	14.0%
COGS	(163.9)	(193.6)	18.2%	(95.4)	(122.5)	28.4%	(147.6)	(175.4)	18.8%	(340.4)	(392.2)	20.7%	(201.1)	(230.6)	37.9%	(446.0)	(438.3)	6.8%	(190.9)	(215.2)	19.4%
Gross profit	161.1	170.7	5.9%	72.2	78.3	8.5%	140.0	147.0	5.0%	378.9	368.7	1.7%	187.6	223.3	41.6%	638.9	612.5	4.7%	197.3	202.0	8.8%
SG&A	(110.4)	(119.6)	8.4%	(55.9)	(56.2)	0.6%	(97.5)	(103.4)	6.1%	(157.3)	(145.8)	-2.6%	(105.3)	(121.7)	38.3%	(370.0)	(408.6)	19.0%	(119.5)	(126.0)	11.3%
Other operating income/(expenses)	32.1	29.6	37.5%	18.5	16.5	38.1%	28.9	26.2	37.0%	0.6	5.9	nm	(0.3)	1.9	nm	(1.4)	1.8	nm	18.9	18.6	68.1%
Normalized Operating Profit	82.8	80.6	5.1%	34.8	38.6	36.2%	71.4	69.8	7.2%	222.3	228.7	7.1%	82.0	103.5	49.2%	267.5	205.6	-13.7%	96.6	94.6	8.3%
Normalized EBITDA	112.6	112.4	5.6%	48.0	51.0	20.1%	97.3	96.6	5.9%	275.3	285.6	8.2%	113.0	135.8	42.4%	323.0	272.9	-6.2%	127.4	126.7	8.7%

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2021	June 30, 2022

Assets
Current assets
Cash and cash equivalents	16,627.7	14,129.3
Investment securities	1,914.6	1,535.7
Derivative financial instruments	597.4	756.7
Trade receivables	4,791.6	4,771.4
Inventories	11,000.3	12,587.7
Income tax and social contributions receivable	631.5	1,334.4
Other taxes receivable	1,981.1	1,900.0
Other assets	1,082.8	1,223.4
	38,627.1	38,238.6

Non-current assets
Investment securities	192.9	222.5
Derivative financial instruments	1.6	-
Income tax and social contributions receivable	6,326.9	3,859.7
Deferred tax assets	4,727.7	6,334.2
Taxes receivable	6,005.4	6,397.4
Other assets	2,063.3	1,971.5
Employee benefits	27.9	25.4
Investments in joint ventures	305.2	316.3
Property, plant and equipment	29,224.3	29,386.9
Intangible	8,689.0	8,552.9
Goodwill	42,411.3	41,328.2
	99,975.3	98,394.8

Total assets	138,602.5	136,633.4

Equity and liabilities
Current liabilities
Trade payables	25,077.9	21,181.7
Derivative financial instruments	492.5	813.2
Interest-bearing loans and borrowings	847.1	894.4
Bank overdrafts	30.5	518.6
Payroll and social security payables	2,439.4	1,785.5
Dividends and interest on shareholder´s equity payable	1,425.0	1,425.1
Income tax and social contribution payable	1,491.0	1,539.1
Taxes and contributions payable	4,585.9	3,103.6
Other liabilities	2,304.5	2,454.0
Provisions	172.3	182.6
	38,866.4	33,897.7

Non-current liabilities
Trade payables	617.1	552.8
Interest-bearing loans and borrowings	2,253.4	2,301.7
Deferred tax liabilities	3,214.0	3,521.6
Income tax and social contribution payable	1,686.9	1,636.9
Taxes and contributions payable	704.2	688.4
Put option granted on subsidiary and other liabilities	3,445.2	2,960.2
Provisions	603.8	615.9
Employee benefits	3,194.0	2,871.2
	15,718.5	15,148.7

Total liabilities	54,584.9	49,046.4

Equity
Issued capital	58,042.5	58,130.5
Reserves	86,378.8	86,367.4
Comprehensive income	(61,778.3)	(66,354.6)
Retained earnings	-	8,119.8
Equity attributable to equity holders of Ambev	82,643.0	86,263.1
Non-controlling interests	1,374.6	1,323.9
Total Equity	84,017.6	87,587.0

Total equity and liabilities	138,602.5	136,633.4

Page | 23

CONSOLIDATED INCOME STATEMENT	2Q21	2Q22	YTD21	YTD22
R$ million

Net revenue	15,711.1	17,989.0	32,350.9	36,428.1
Cost of goods sold	(7,965.3)	(9,374.3)	(15,910.6)	(18,788.7)
Gross profit	7,745.9	8,614.7	16,440.3	17,639.4

Distribution expenses	(2,360.8)	(2,615.0)	(4,490.4)	(5,144.0)
Sales and marketing expenses	(1,648.1)	(1,875.9)	(3,093.1)	(3,392.9)
Administrative expenses	(1,142.9)	(1,294.8)	(2,376.9)	(2,468.2)
Other operating income/(expenses)	1,395.0	1,239.4	1,572.9	1,626.2

Normalized Operating Profit	3,989.1	4,068.5	8,052.7	8,260.5

Exceptional items	(85.7)	(31.2)	(157.1)	(58.4)

Income from operations	3,903.4	4,037.3	7,895.7	8,202.0

Net finance results	(277.3)	(495.5)	(1,341.6)	(1,092.2)
Share of results of joint ventures	(9.0)	(3.2)	(21.6)	(5.6)

Profit before income tax	3,617.1	3,538.6	6,532.5	7,104.2

Income tax expense	(687.5)	(474.6)	(869.6)	(511.4)

Profit	2,929.6	3,064.0	5,662.9	6,592.9
Equity holders of Ambev	2,885.8	2,969.7	5,511.2	6,382.5
Non-controlling interest	43.8	94.3	151.7	210.4

Basic earnings per share (R$)	0.18	0.19	0.35	0.41
Diluted earnings per share (R$)	0.18	0.19	0.35	0.40

Normalized Profit	2,962.7	3,085.8	5,724.7	6,637.4

Normalized basic earnings per share (R$)	0.19	0.19	0.36	0.41
Normalized diluted earnings per share (R$)	0.19	0.19	0.36	0.41

Nº of basic shares outstanding (million of shares)	15,737.0	15,743.8	15,736.3	15,740.6
Nº of diluted shares outstanding (million if shares)	15,861.5	15,856.0	15,860.8	15,852.7

Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q21	2Q22	YTD21	YTD22
R$ million

Profit	2,929.6	3,064.0	5,662.9	6,592.9
Depreciation, amortization and impairment	1,300.1	1,469.6	2,563.7	2,800.6
Impairment losses on receivables and inventories	48.6	66.8	75.8	138.9
Additions/(reversals) in provisions and employee benefits	67.2	39.7	93.4	50.2
Net finance cost	277.3	495.5	1,341.6	1,092.2
Loss/(gain) on sale of property, plant and equipment and intangible assets	(14.5)	(12.5)	(42.4)	(45.9)
Equity-settled share-based payment expense	94.4	73.1	199.5	151.0
Income tax expense	687.5	474.6	869.6	511.4
Share of result of joint ventures	9.0	3.2	21.6	5.6
Other non-cash items included in the profit	(319.7)	(144.0)	(746.9)	(514.6)
Cash flow from operating activities before changes in working capital and provisions	5,079.5	5,530.0	10,038.8	10,782.2
(Increase)/decrease in trade and other receivables	(1,706.0)	(877.0)	(241.2)	(19.9)
(Increase)/decrease in inventories	(518.1)	(923.9)	(2,240.3)	(2,176.0)
Increase/(decrease) in trade and other payables	(419.7)	(1,834.0)	(943.6)	(4,471.6)
Cash generated from operations	2,435.7	1,895.2	6,613.7	4,114.7
Interest paid	(177.6)	(137.4)	(266.9)	(213.6)
Interest received	56.5	264.1	110.7	383.6
Dividends received		3.0	2.8	5.1
Income tax and social contributions paid	(441.0)	177.3	(1,783.0)	(1,567.8)
Cash flow from operating activities	1,873.5	2,202.2	4,677.3	2,722.0

Proceeds from sale of property, plant, equipment and intangible assets	21.9	20.9	61.6	58.2
Proceeds from sale of operations in subsidiaries		-	0.4	-
Acquisition of property, plant, equipment and intangible assets	(1,639.7)	(1,753.1)	(2,967.1)	(2,641.6)
Acquisition of subsidiaries, net of cash acquired	(43.9)	(0.6)	(132.9)	(2.9)
Acquisition of other investments	(2.7)	(30.0)	(5.3)	(30.0)
(Investments)/net proceeds of debt securities	809.4	(204.6)	460.4	341.8
Net proceeds/(acquisition) of other assets	(0.1)	15.0	4.9	15.0
Cash flow used in investing activities	(855.1)	(1,952.3)	(2,578.0)	(2,259.5)

Capital increase	3.0	-	3.4	23.8
Proceeds/(repurchase) of shares	(4.4)	(48.0)	(42.8)	(55.8)
Acquisition of non-controlling interests		(0.1)		(0.1)
Proceeds from borrowings	41.6	68.9	148.7	127.9
Repayment of borrowings	(1,779.9)	(29.7)	(2,214.6)	(76.0)
Cash net finance costs other than interests	(1,842.1)	346.9	(1,787.4)	(2,214.0)
Payment of lease liabilities	(114.1)	(206.6)	(306.9)	(372.0)
Dividends and interest on shareholders’ equity paid	(231.9)	(142.9)	(1,473.0)	(164.9)
Cash flow from financing activities	(3,927.9)	(11.4)	(5,672.6)	(2,731.1)

Net increase/(decrease) in Cash and cash equivalents	(2,909.5)	238.4	(3,573.3)	(2,268.6)
Cash and cash equivalents less bank overdrafts at the beginning of the period	17,286.1	12,796.5	17,090.3	16,597.2
Effect of exchange rate fluctuations	(1,201.3)	575.8	(341.7)	(717.9)
Cash and cash equivalents less bank overdrafts at the end of the period	13,175.3	13,610.7	13,175.3	13,610.7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer